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SEC FILE NUMBER
8-70033

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EURONEXT MARKET SERVICES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

180 MAIDEN LANE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Megenity	(770) 263-6003	bmegenity@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

September 18, 2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allan Goldstein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EURONEXT MARKET SERVICES LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

New York County - NY State
Sworn to before me on:
03 /27/ 2025

Signature:

Title:
CEO

Notary Public

TAREK M ELBARKATAWY
Notary Public - State of New York
NO. 01EL6413450
Qualified in New York County
My Commission Expires Feb . , 2029

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EURONEXT MARKET SERVICES LLC
Financial Statements
For the Year Ended
December 31, 2024
With
Report of Independent Registered Public Accounting Firm



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Euronext Market Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Euronext Market Services LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company, LLC

We have served as the Company's auditor since 2023.

Dallas, Texas
March 25, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Euronext Market Services, LLC
Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$26,063,176
Due from Parent - Deferred tax benefit	79,741
Accounts receivable	62,230
Unbilled receivables	283,439
Related party receivables	211,729
Prepaid expenses and other assets	21,614
Total assets	$26,721,929
Liabilites and member's equity	
Liabilities	
Research (28e) liability	$22,204,060
Accrued tax liability	335,648
Due to related parties	14,549
Accounts payable	20,261
Total liabilities	22,574,518
Member's equity	4,147,411
Total liabilities and member's equity	$26,721,929

See notes to financial statements.

NOTE 1 - <u>NATURE OF OPERATIONS AND BASIS OF PRESENTATION</u>

<u>Organization and Description of Business</u>
Euronext Market Services LLC (the "Company") is a wholly-owned subsidiary of Euronext US, Inc. (the "Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in July 2017. On September 10, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company was originally approved by FINRA to conduct business as an alternative trading system ("ATS") to trade U.S. corporate debt securities and U.S. Treasury securities, but the Company is not currently actively engaged as an ATS. In addition, the Company provides third party research services as afforded under SEC Section 28(e) safe harbor and section III(H) and (I) of its interpretative guidance issued July 24, 2006. See Note 7 for related party transactions.

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014. The Company does not hold customer funds or securities and does not carry accounts of or for customers.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Use of Estimates</u>

Management uses estimates and assumptions in preparing these financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Revenue Recognition

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers*. Under ASC 606, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts.

In general, the Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

The Company earns fees from its support and operational services provided to its customers in accordance with the related revenue sharing agreements. The Company has customer contracts that have a stand-ready obligation to perform services on an ongoing basis over the life of the contract, typically for periods up to one year, where the scope of these arrangements is broad and there are no significant gaps in performing the services. These contracts consist of a fixed monthly fee and a transaction based fee component. For these contracts, the Company recognizes the revenue over time for the availability of its monthly service bundle, which represents a stand-ready performance obligation. As the Company bills in arrears for the prior month's services, the fixed fee, and the variability in the transaction-based fee that does not align with the timing of the billings to the customer may result in the recognition of a contract asset. This can result in a requirement to estimate monthly transaction based fees each month during the contract term in order to determine the rate for revenue recognition. This variable consideration is constrained if there is an inability to reliably forecast this revenue. Additionally, the Company may occasionally recognize revenue adjustments in the current period for performance obligations partially or fully satisfied in the previous periods resulting from changes in estimates for the transaction price, including any changes to its assessment of whether an estimate of variable consideration is constrained.

Revenue for the year ended December 31, 2024, totals $3,045,572, comprising reconciliation services fees of $1,500,113 and aggregation services fees of $1,431,336, recognized under ASC 606 as stand-ready obligations over the contract terms with customers. Total revenue also includes $66,096 in interest and $48,017 in connectivity fees. **Reconciliation Services Fees:** The Company earns $1,500,113 from providing trade reconciliation and operational support to unaffiliated broker-dealers under the Revenue Sharing Agreement with Euronext Market Services LLC. Fees include fixed monthly amounts and variable transaction-based charges (e.g., basis points or volume-based rates) derived from automated processing of broker trade data through a proprietary platform. These services facilitate soft dollar arrangements and are billed monthly in arrears, with variable fees estimated and constrained when forecasts are uncertain.

Aggregation Services Fees: Aggregation services fees of $1,431,336 reflect amounts earned under the Custodial Aggregation Services Addendum to the same agreement. The Company, as executing broker, transfers research commissions from designated clients to Euronext to pay third-party vendors for brokerage and research services qualifying under Section 28(e) of the Securities Exchange Act of 1934. Fees consist of fixed annual charges (e.g., $300 per client) and transaction-based rates (e.g., 5 mils per share domestic, 0.25 basis points international) assessed after meeting specified thresholds, distinct from reconciliation activities.

Contracts typically span one year with automatic renewals, and revenue is recognized over time as services are provided. Variable consideration may result in adjustments from prior periods if estimates change, though such adjustments were immaterial in 2024.

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. These performance obligations generally relate to the service fee income and are resolved monthly as services are performed under the terms of the contracts.

Contract Balances

The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records an unbilled receivable when revenue is recognized prior to invoicing and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. The Company records accounts receivables when services are billed to the customer.

The Company had receivables related to revenues from contracts with customers of $345,669 at December 31, 2024, consisting of $283,439 of unbilled receivables, and $62,230 of accounts receivable. The Company expects the entirety of these receivables to be collected in accordance with the invoice terms in 2025.

Contract Costs

Incremental costs of obtaining a contract are capitalized if they are expected to be recovered. Incremental contract costs that have an amortization period of one year or less are expensed as a practical expedient. There were no incremental contract costs during 2024. The Company does not incur any other contract costs with the exception of the services provided by the Affiliate. At December 31, 2024, the Company owes the Affiliate $12,915. Please see Note 7 for further details.

Disaggregation of Revenue

The Company does not disaggregate revenue other than by service line, as it does not believe any further disaggregation provides meaningful information about its financial performance or position.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes. The Company is included in a consolidated federal, New York State and New York City group return of its Parent.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

9

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset within the Parent's group return. Future realization of the deferred tax benefit depends on the existence of sufficient group taxable income within the carry-forward period. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Financial Instruments - Credit Losses

On January 1, 2020, the Company adopted ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). The new guidance required an entity to measure all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring. The Company's assets within the scope of ASU 2016-13 include accounts receivable and unbilled receivables. For these financial instruments within the guidance's scope, the expected credit losses were determined to be immaterial considering the counterparty's credit quality, an insignificant history of credit losses, and/or the short-term nature of the credit exposure.

NOTE 3 -   CONTINGENCIES

Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest averse to our interest.

NOTE 4 -   CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balances in one financial institution, which are not insured. At December 31, 2024 the Company's cash balance account had an uninsured balance of $26,063,176. The Company has not incurred any losses in its account.

The Company provides its support and operational services to its customers through the Affiliate pursuant to the intercompany services agreement as discussed in Note 7.

NOTE 5-   NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $3,503,207, which exceeded its requirement of $1,503,998 by $1,999,209. The ratio of aggregate indebtedness to net capital was 6.44 to 1.

NOTE 6 -   INCOME TAXES

The Company elected to be taxed as a corporation for federal income tax purposes and is included in its Parent's consolidated federal income tax return. The Company also is included in its Parent's combined state and local income tax returns. The Company has elected to include its allocated amount of current and deferred taxes in its financial statements as if the Company filed a separate federal income tax return. The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$387,242	$5,667	$392,909
State and local	$239,722	$3,508	$243,230
Total	$626,964	$9,175	$636,139

Deferred tax expense represents the decrease in deferred tax assets during 2024 due to amortization of start-up costs that were capitalized for tax purposes and expensed for financial reporting purposes in prior years.

Total tax expense in the Statement of Operations is $31,713 less than noted in the table above due to a 2023 tax adjustment that was made in 2024.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	%
Expected income tax expense at U.S. statutory tax rate	$392,909	21.0%
State and local income taxes, net of federal benefit	$243,230	13.0%
Total	$636,139	34.0%

The Parent's group returns for calendar years 2021 through 2023 are subject to federal, state and local examination. The Parent's group return for the 2024 calendar year has not been filed yet.

NOTE 7 -   RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of $160,397 to the Company during the year ended December 31, 2024. Additionally, Euronext Markets Americas LLC, a subsidiary of the Parent, allocated compensation expenses related to one employee of $69,283 to the Company as part of the administrative services agreement during the year ended December 31, 2024. The total expenses of $160,397 are reflected in the Company's Statement of Operations, which consists of compensation of $133,466, occupancy of $6,293, insurance expenses of $8,638 and professional fees of $12,000.

Effective December 1, 2019, the Company entered into an intercompany services agreement with the Affiliate. Pursuant to the agreement, the Affiliate provides accounting, reconciliation, and retention services of soft dollar transactions uploaded and systemized through the affiliate's trade reconciliation technology. Expenses incurred under the agreement totaled $828,115 consisted of a client service fee of $423,165 and software maintenance of $404,950.

Related party transactions:

Parent - Euronext US Inc.
Affiliate 1 – Euronext Markets Americas LLC.
Affiliate 2 – Commcise Software Limited

		2024
Purchase of services from related parties:		
- Parent (a)	$	160,397
- Affiliate 1 (b)		69,283
- Affiliate 2 (c)		828,115
	$	1,057,795
Receivables due from related party:		
- Parent (d)	$	211,729

Payables due to related parties:

- Parent (e)	$	1,634
- Affiliate 1 (f)		12,915
	$	14,549

a) Consists of recharges for employee compensation, group supporting functions, and office space and other facility fees.
b) Consists of recharges for employee compensation.
c) Consists of recharges for client services fee and software maintenance.
d) Consists of the receivable of the deferred tax assets from the Parent. See Note 6 - Income Taxes for additional information.
e) Consists of the balance owed under the administrative services agreement and allocated for current income taxes.
f) Consists of the balance owed under the administrative services agreement.

NOTE 8 -   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of providing third party research services as afforded under SEC Section 28(e) safe harbor and section III(H) and (I) of its interpretative guidance issued July 24, 2006. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 9 -   SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.



S&Co Sanville & Company LLC

Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Euronext Market Services LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Euronext Market Services LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for providing technology or platform services; throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to receiving transaction-based compensation for providing technology or platform services and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 25, 2025

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998